Exhibit 99.1

FLEETMATICS GROUP PLC

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

(Unaudited)

	September 30, 2012	December 31, 2011
Assets
Current assets:
Cash	$9,007	$8,615
Restricted cash	75	592
Accounts receivable, net of allowances of $1,246 and $1,237 at September 30, 2012 and December 31, 2011, respectively	7,877	5,376
Deferred tax assets	8,200	8,343
Prepaid expenses and other current assets	7,690	5,425

Total current assets	32,849	28,351
Property and equipment, net	37,345	26,848
Goodwill	24,879	24,879
Intangible assets, net	7,592	9,341
Deferred tax assets, net	3,975	4,298
Other assets	11,702	5,859

Total assets	$118,342	$99,576

Liabilities, Redeemable Convertible Preferred Shares and Shareholders’ Deficit
Current liabilities:
Accounts payable	$6,768	$5,398
Accrued expenses and other current liabilities	12,730	12,382
Deferred revenue	16,672	18,679
Amounts due under Revolving Credit Facility	8,286	—
Current portion of long-term debt	1,250	750

Total current liabilities	45,706	37,209
Deferred revenue	8,114	7,741
Accrued income taxes	18,111	17,825
Long-term debt, net of discount of $593 and $449 at September 30, 2012 and December 31, 2011, respectively	23,157	16,301
Other liabilities	747	726

Total liabilities	95,835	79,802

Commitments and contingencies (Note 17)

Redeemable convertible preferred shares, €0.01375178 par value for Series A and B shares, €0.01 par value for Series C shares; 34,634,734 shares authorized; 34,634,734 shares issued and outstanding at September 30, 2012 and December 31, 2011	131,174	130,839

Shareholders’ deficit:
Ordinary shares, €0.015 par value; 66,666,663 shares authorized; 1,532,151 shares issued and outstanding at September 30, 2012; 1,497,150 shares issued and outstanding at December 31, 2011	20	20
Deferred shares, €0.01 par value; 5,000,004 shares authorized; 2,230,334 shares issued and outstanding at September 30, 2012; 2,230,330 shares issued and outstanding December 31, 2011	29	29
Additional paid-in capital	3,601	2,017
Accumulated other comprehensive income	526	560
Accumulated deficit	(112,843)	(113,691)

Total shareholders’ equity (deficit)	(108,667)	(111,065)

Total liabilities, redeemable convertible preferred shares and shareholders’ equity (deficit)	$118,342	$99,576

The accompanying notes are an integral part of the consolidated financial statements.

FLEETMATICS GROUP PLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
Subscription revenue	$33,225	$23,865	$91,630	$66,452
Cost of subscription revenue	8,931	7,469	26,263	20,935

Gross profit	24,294	16,396	65,367	45,517

Operating expenses:
Sales and marketing	10,301	8,548	30,500	24,496
Research and development	1,870	1,630	5,244	4,373
General and administrative	9,660	4,539	23,889	13,125

Total operating expenses	21,831	14,717	59,633	41,994

Income from operations	2,463	1,679	5,734	3,523
Interest income (expense), net	(563)	(621)	(1,667)	(1,777)
Foreign currency transaction gain (loss), net	214	(392)	72	250
Loss on extinguishment of debt	—	—	(934)	—
Other income (expense), net	(32)	—	(32)	—

Income before income taxes	2,082	666	3,173	1,996
Provision for income taxes	868	463	2,325	197

Net income	1,214	203	848	1,799
Accretion of redeemable convertible preferred shares to redemption value	(113)	(112)	(336)	(333)
Net income attributable to participating securities	(1,041)	(86)	(484)	(1,388)

Net income attributable to ordinary shareholders	$60	$5	$28	$78

Net income per share attributable to ordinary shareholders:
Basic	$0.04	$0.00	$0.02	$0.05

Diluted	$0.04	$0.00	$0.02	$0.05

Weighted average ordinary shares outstanding:
Basic	1,523,818	1,497,150	1,514,673	1,497,150

Diluted	2,828,225	2,130,600	2,656,521	1,963,980

The accompanying notes are an integral part of these consolidated financial statements.

FLEETMATICS GROUP PLC

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
Net income	$1,214	$203	$848	$1,799

Other comprehensive income (loss):
Foreign currency translation adjustment, net of tax of $0	(69)	272	(34)	(441)

Total other comprehensive income (loss)	(69)	272	(34)	(441)

Comprehensive income	$1,145	$475	$814	$1,358

The accompanying notes are an integral part of these consolidated financial statements.

FLEETMATICS GROUP PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	Nine Months Ended September 30,
	2012	2011
Cash flows from operating activities:
Net income	$848	$1,799
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization of property and equipment	6,965	5,508
Amortization of capitalized in-vehicle devices owned by customers	468	239
Amortization of intangible assets	1,749	2,511
Amortization of deferred commissions, other deferred costs and debt discount	3,632	2,766
Provision for deferred tax assets	512	758
Provision for accounts receivable allowances	1,084	588
Unrealized foreign currency transaction (gain) loss	(67)	(269)
Loss on disposal of property and equipment and other assets	853	707
Share-based compensation	1,873	1,627
Loss on extinguishment of debt, non-cash portion	405	—
Changes in operating assets and liabilities:
Accounts receivable	(3,549)	(2,826)
Prepaid expenses and other current and long-term assets	(8,951)	(4,535)
Accounts payable, accrued expenses and other current liabilities	(2,387)	(859)
Accrued income taxes	286	(761)
Deferred revenue	(1,718)	(10,219)

Net cash provided by (used in) operating activities	2,003	(2,966)

Cash flows from investing activities:
Purchases of property and equipment	(14,161)	(8,284)
Capitalization of internal-use software costs	(650)	(505)
Net (increase) decrease in restricted cash	517	(387)

Net cash used in investing activities	(14,294)	(9,176)

Cash flows from financing activities:
Proceeds from issuance of Term Loan, net of discount and issuance costs	23,861	—
Proceeds from borrowings under Revolving Credit Facility	8,286	—
Proceeds from exercise of stock options	27	—
Excess tax benefits from share-based awards	20	—
Payments of Senior Secured Notes	(17,500)	—
Payments of initial public offering costs	(1,556)	—
Payments of capital lease obligations	(282)	(54)

Net cash provided by (used in) financing activities	12,856	(54)

Effect of exchange rate changes on cash	(173)	(70)

Net increase (decrease) in cash	392	(12,266)
Cash, beginning of period	8,615	23,054

Cash, end of period	$9,007	$10,788

Supplemental disclosure of cash flow information:
Cash paid for interest	$974	$1,677
Cash paid for income taxes	$1,982	$(236)
Supplemental disclosure of non-cash financing and investing activities:
Accretion of redeemable convertible preferred shares to redemption value	$336	$333
Acquisition of property and equipment through capital leases	$31	$822
Additions to property and equipment included in accounts payable at the balance sheet dates	$1,119	$1,185
Deferred initial public offering costs included in accounts payable or accrued expenses	$2,105	$—

The accompanying notes are an integral part of these consolidated financial statements.

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

(Unaudited)

1. Nature of the Business

Fleetmatics Group PLC (“Fleetmatics” or the “Company”) is a public limited company incorporated in the Republic of Ireland. On September 21, 2012, the company changed its corporate structure from a private limited company to a public limited company. On that date, the Company became the holding company of FleetMatics Group Limited (a private limited company incorporated in 2004 in the Republic of Ireland) and its subsidiaries by way of a share-for-share exchange in which the shareholders of FleetMatics Group Limited exchanged their shares in FleetMatics Group Limited for identical shares in Fleetmatics Group PLC. Upon the exchange, the historical consolidated financial statements of Fleetmatics Group Limited became the historical consolidated financial statements of Fleetmatics Group PLC.

The Company is a leading global provider of fleet management solutions delivered as software-as-a-service (“SaaS”). Its mobile software platform enables businesses to meet the challenges associated with managing their local fleets of commercial vehicles and improve productivity by extracting actionable business intelligence from vehicle and driver behavioral data. The Company offers Web-based and mobile solutions that provide fleet operators with visibility into vehicle location, fuel usage, speed and mileage and other insights into their mobile workforce, enabling them to reduce operating and capital costs, as well as increase revenue. New customers for the Company’s SaaS offering typically enter into initial 36-month, non-cancelable subscription agreements, with amounts generally billed and due monthly; however, some customers prepay all or part of their contractual obligations quarterly, annually or for the full contract term in exchange for a prepayment discount that is reflected in the pricing of the contract.

The Company has experienced earnings volatility since inception and, as of September 30, 2012, had an accumulated deficit of approximately $112,800. The Company believes that its current cash, projected cash flows from operations and funds available under its existing financing facilities (see Note 10) will be sufficient to meet its working capital and capital expenditure requirements for at least twelve months from the most recent balance sheet date.

2. Initial Public Offering

On October 11, 2012, the Company completed an initial public offering (“IPO”) of its ordinary shares, which resulted in the sale of 6,250,000 ordinary shares by the Company and 2,734,375 ordinary shares by other selling shareholders at a price of $17.00 per ordinary share. The Company received net proceeds from the IPO of approximately $94,000, based upon the price of $17.00 per ordinary share and after deducting underwriting discounts and commissions and offering costs paid by the Company. The Company received no proceeds from the sale of ordinary shares by the selling shareholders. Upon the closing of the IPO, all of the Company’s outstanding redeemable convertible preferred shares converted into 26,653,383 ordinary shares.

3. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of the Company and its wholly owned subsidiaries after elimination of all significant intercompany accounts and transactions. All dollar amounts in the financial statements and in the notes to the consolidated financial statements, except share and per share amounts, are stated in thousands of U.S. dollars unless otherwise indicated.

The accompanying consolidated balance sheet as of September 30, 2012, the consolidated statements of operations and comprehensive income (loss) for the three and nine months ended September 30, 2012 and 2011, and the consolidated statements of cash flows for the nine months ended September 30, 2012 and 2011 are unaudited. The interim unaudited financial statements have been prepared on the same basis as the annual audited financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company’s financial position as of September 30, 2012, the results of its operations and its comprehensive income for the three and nine months ended September 30, 2012, and its cash flows for the nine months ended September 30, 2012 and 2011. The consolidated financial data and other information disclosed in these notes related to the nine months ended September 30, 2012 and 2011 are also unaudited. The results for the nine months ended September 30, 2012 are not necessarily indicative of results to be expected for the year ending December 31, 2012 or for any other interim periods or future year.

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

(Unaudited)

Certain information and footnote disclosures normally included in the Company’s annual audited consolidated financial statements and accompanying notes have been condensed or omitted in these interim financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2011 included in its final prospectus filed pursuant to rule 424(b) under the Securities Act of 1933, as amended, filed with the Securities and Exchange Commission on October 5, 2012 (the “Final Prospectus”).

On September 21, 2012, the Company effected a 1-for-1.5 reverse stock split of its ordinary shares (including the number of shares authorized and par value) and a proportional adjustment to the existing conversion ratio for each series of Preferred Shares. Accordingly, all share and per share amounts for all periods presented in these consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this reverse stock split and adjustment of the preferred share conversion ratios.

Fair Value Measurements

Certain assets and liabilities are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. A fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last is considered unobservable, is used to measure fair value:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•

Level 2—Observable inputs (other than Level 1 quoted prices) such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of accounts receivable, accounts payable and accrued expenses and other liabilities approximate fair value due to the short-term nature of these assets and liabilities. The fair value of the Company’s Term Loan (see Note 10) as of September 30, 2012 approximated its $25,000 face value, as estimated by the Company using a discounted cash flow analysis, reflecting a discount rate of 4.5% (a Level 3 measure of fair value). The fair value of borrowings due under the Company’s Revolving Credit Facility (see Note 10) as of September 30, 2012 approximated their $8,286 face value, as estimated by the Company using a discounted cash flow analysis, reflecting a discount rate of 5.75% (a Level 3 measure of fair value).

Deferred Commissions

The Company capitalizes commission costs that are incremental and directly related to the acquisition of customer contracts. The Company pays commissions in full when it receives the initial customer payment for a new subscription or a renewal subscription. Commission costs are capitalized upon payment and are amortized as expense ratably over the term of the related non-cancelable customer contract, in proportion to the recognition of the subscription revenue. If a subscription agreement is terminated, the unamortized portion of any deferred commission cost is recognized as expense immediately.

Commission costs capitalized during the three months ended September 30, 2012 and 2011 totaled $1,709 and $1,383, respectively, and during the nine months ended September 30, 2012 and 2011 totaled $4,845 and $3,547, respectively. Amortization of deferred commissions totaled $1,225 and $903 for the three months ended September 30, 2012 and 2011, respectively, and $3,413 and $2,543 for the nine months ended September 30, 2012 and 2011, respectively, and is included in sales and marketing expense in the consolidated statements of operations. Deferred commission costs, net of amortization, are included in other current and long-term assets in the consolidated balance sheets and totaled $8,216 and $6,764 as of September 30, 2012 and December 31, 2011, respectively.

Capitalized In-Vehicle Device Costs

For the limited number of customer arrangements in which title to the in-vehicle devices transfers to the customer upon delivery or installation of the in-vehicle device (for which the Company receives an up-front fee from the customer), the Company defers the costs of the installed in-vehicle devices (including installation and shipping costs) as they are directly related to the revenue that the Company derives from the sale of the devices and that it recognizes ratably over the estimated average customer relationship period of six years. The Company capitalizes these in-vehicle device costs and amortizes the deferred costs as expense ratably over the estimated average customer relationship period, in proportion to the recognition of the up-front fee revenue.

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

(Unaudited)

Costs of in-vehicle devices owned by customers that were capitalized during the three months ended September 30, 2012 and 2011 totaled $780 and $342, respectively, and during the nine months ended September 30, 2012 and 2011 totaled $1,721 and $1,181, respectively. Amortization of these capitalized costs totaled $160 and $101 for the three months ended September 30, 2012 and 2011, respectively, and $468 and $239 for the nine months ended September 30, 2012 and 2011, respectively, and is included in cost of subscription revenue in the consolidated statements of operations. Capitalized costs related to these in-vehicle devices of which title has transferred to customers, net of amortization, are included in other current and long-term assets in the consolidated balance sheets and totaled $3,811 and $2,558 as of September 30, 2012 and December 31, 2011, respectively.

Recently Adopted Accounting Pronouncements

In September 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-08, Testing Goodwill for Impairment (“ASU 2011-08”), which simplifies how companies test goodwill for impairment. This ASU permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in the goodwill accounting standard. ASU 2011-08 is effective for fiscal years beginning after December 15, 2011, with early adoption permitted. The Company adopted ASU 2011-08 on the effective date of January 1, 2012. The adoption of ASU 2011-08 did not have an effect on the Company’s consolidated financial position, results of operations or cash flows.

Recently Issued Accounting Pronouncements

In July 2012, the FASB issued ASU 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment (“ASU 2012-02”). ASU 2012-02 is intended to reduce the cost and complexity of performing an impairment test for indefinite-lived intangible assets by simplifying how an entity tests those assets for impairment and to improve consistency in impairment testing guidance among long-lived asset categories. ASU 2012-02 permits an entity to first assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test described in Accounting Standards Codification 350. In accordance with ASU 2012-02, an entity will have an option not to calculate annually the fair value of an indefinite-lived intangible asset if the entity determines that it is not more likely than not that the asset is impaired. ASU 2012-02 will become effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. As the Company does not intend to early adopt, the standard will become effective for the Company on January 1, 2013 and the adoption is not expected to have a significant impact on its consolidated financial position, results of operations or cash flows.

4. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following at September 30, 2012 and December 31, 2011:

	September 30, 2012	December 31, 2011
Deferred commission costs	$4,268	$3,472
Capitalized costs of in-vehicle devices owned by customers	642	436
Prepaid subscription service fees	489	689
Rebate receivable	639	—
Prepaid income taxes	440	—
Prepaid software license fees and support	309	177
Other	903	651

Total	$7,690	$5,425

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

(Unaudited)

5. Property and Equipment

Property and equipment consisted of the following at September 30, 2012 and December 31, 2011:

	September 30, 2012	December 31, 2011
In-vehicles—installed	$65,459	$51,454
In-vehicles—uninstalled	2,580	1,127
Computer equipment	3,812	3,088
Internal-use software	2,113	1,462
Furniture and fixtures	952	579
Leasehold improvements	635	343

Total property and equipment	75,551	58,053
Less: Accumulated depreciation and amortization	(38,206)	(31,205)

Property and equipment, net	$37,345	$26,848

Depreciation and amortization expense related to property and equipment totaled $2,490 and $1,868 for the three months ended September 30, 2012 and 2011, respectively, and totaled $6,965 and $5,508 for the nine months ended September 30, 2012 and 2011, respectively. Of those amounts, $2,287 and $1,742 for the three months ended September 30, 2012 and 2011, respectively, and $6,386 and $5,174 for the nine months ended September 30, 2012 and 2011, respectively, was recorded in cost of subscription revenue related to depreciation of installed in-vehicle devices and amortization of internal-use software and the remainders were included in various operating expenses. The carrying value of installed in-vehicle devices (including shipping and installation costs), net of accumulated depreciation, was $30,599 and $22,485 at September 30, 2012 and December 31, 2011, respectively.

During the nine months ended September 30, 2012 and 2011, the Company capitalized costs of $653 and $507, respectively, associated with the development of its internal-use software related to its SaaS software accessed by customers via its website and the website itself. Amortization expense of the internal-use software totaled $151 and $86 during the three months ended September 30, 2012 and 2011, respectively, and $417 and $224 during the nine months ended September 30, 2012 and 2011, respectively. The carrying value of capitalized internal-use software was $1,225 and $996 as of September 30, 2012 and December 31, 2011, respectively. Foreign exchange differences also contribute to changes in the carrying value of internal-use software.

As of September 30, 2012 and December 31, 2011, the gross amount of assets under capital leases totaled $1,101 and $1,067, respectively, and related accumulated amortization totaled $360 and $99, respectively.

During the nine months ended September 30, 2012 and 2011, the Company expensed $853 and $707, respectively, associated with the replacement of installed in-vehicle devices that had become defective. The expense was recorded in cost of subscription revenue and is included in loss on disposal of property and equipment and other assets in the consolidated statements of cash flows.

6. Goodwill and Intangible Assets

As of September 30, 2012 and December 31, 2011, the carrying amount of goodwill was $24,879 and resulted from the acquisition of SageQuest in July 2010. No impairment of goodwill was recorded during the nine months ended September 30, 2012 or the year ended December 31, 2011.

Intangible assets consisted of the following as of September 30, 2012 and December 31, 2011, with gross and net amounts of foreign currency-denominated intangible assets reflected at September 30, 2012 and December 31, 2011 exchange rates, respectively:

	September 30, 2012
	Gross Amount	Accumulated Amortization	Carrying Value
Customer relationships	$11,100	$(4,095)	$7,005
Acquired developed technology	1,300	(1,012)	288
Trademarks	400	(272)	128
Patent	233	(62)	171

Total	$13,033	$(5,441)	$7,592

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

(Unaudited)

	December 31, 2011
	Gross Amount	Accumulated Amortization	Carrying Value
Customer relationships	$11,100	$(2,714)	$8,386
Acquired developed technology	1,300	(737)	563
Trademarks	400	(189)	211
Patent	259	(78)	181

Total	$13,059	$(3,718)	$9,341

Amortization expense related to intangible assets was $583 and $837 for the three months ended September 30, 2012 and 2011, respectively. Of those amounts, amortization expense of $95 and $129 for the three months ended September 30, 2012 and 2011, respectively, was included in the cost of subscription revenues in the consolidated statements of operations, and amortization expense of $488 and $708 for the three months ended September 30, 2012 and 2011, respectively, was included in sales and marketing expense in the consolidated statements of operations.

Amortization expense related to intangible assets was $1,749 and $2,511 for the nine months ended September 30, 2012 and 2011, respectively. Of those amounts, amortization expense of $285 and $386 for the nine months ended September 30, 2012 and 2011, respectively, was included in the cost of subscription revenues in the consolidated statements of operations, and amortization expense of $1,464 and $2,126 for the nine months ended September 30, 2012 and 2011, respectively, was included in sales and marketing expense in the consolidated statements of operations.

7. Other Assets

Other assets (non-current) consisted of the following as of September 30, 2012 and December 31, 2011:

	September 30, 2012	December 31, 2011
Deferred commission costs	$3,948	$3,292
Capitalized costs of in-vehicle devices owned by customers	3,233	2,122
Deferred initial public offering costs	3,661	—
Other	860	445

Total	$11,702	$5,859

8. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following as of September 30, 2012 and December 31, 2011:

	September 30, 2012	December 31, 2011
Accrued payroll and related expenses	$4,964	$6,765
Accrued professional fees	4,350	3,479
Accrued income taxes	—	16
Accrued non-income taxes	—	436
Accrued insurance expense	842	120
Other	2,574	1,566

Total	$12,730	$12,382

9. Other Liabilities

Other liabilities (non-current) consisted of the following as of September 30, 2012 and December 31, 2011:

	September 30, 2012	December 31, 2011
Capital lease obligations	$347	$604
Accrued rent	400	122

Total	$747	$726

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

(Unaudited)

10. Long-term Debt

Senior Secured Notes

In conjunction with the SageQuest acquisition on July 30, 2010, the Company entered into a credit agreement with D.E. Shaw Direct Capital Portfolios, LLC (“DE Shaw”) for $17,500 of senior secured notes (the “Senior Secured Notes”). All of the assets of the Company, inclusive of the SageQuest assets acquired, were used to collateralize the Senior Secured Notes.

Principal amounts under the Senior Secured Notes were payable in monthly installments commencing March 2012 and continuing through the maturity date on July 30, 2014. Prepayment of the Senior Secured Notes would have been required upon (a) the sale of substantially all of the Company’s assets or a change in control upon the sale of equity, (b) the disposition, involuntary or voluntary, of any asset in a single transaction or series of related transactions in excess of $50, subject to permitted reinvestment, (c) a registered firm commitment underwritten public offering by the Company of its ordinary shares resulting in aggregate gross cash proceeds greater than $50,000 and in which the initial price to the public is at least $13.91 per share, as adjusted for any share capital subdivision or consolidation (a “Qualified Public Offering”), and (d) any excess cash flow generated by the Company, defined as (i) positive cash flow from operations, plus (ii) any cash flow from extraordinary receipts, less (iii) repayments of the Senior Secured Notes, less (iv) the unfinanced cash portion of capital expenditures net of any proceeds received from sales of fixed assets (each, a “Prepayment Event”). The maximum prepayment due upon a Prepayment Event would have varied based on the date that the Prepayment Event had occurred: prior to July 30, 2012, 103% of the principal balance plus accrued and unpaid interest would have been due; from July 31, 2012 through July 30, 2013, 101% of the principal balance plus accrued and unpaid interest would have been due; July 31, 2013 and thereafter, 100% of the principal balance plus accrued and unpaid interest would have been due. However, the prepayment would have been limited to the net proceeds generated in the Prepayment Event, except for in the case of excess cash flow. In the case of excess cash flow, the prepayment would have been limited to 50% of such excess cash flow.

The Senior Secured Notes bore interest at a floating rate of one-month LIBOR plus 9.50% per annum (based on actual days), but not less than 12.5%. As of December 31, 2011, the actual interest rate was 12.5%. Interest was payable monthly in arrears, commencing September 1, 2010 until the Senior Secured Notes were repaid in full. In the event of default and until the event of default was cured or waived, the interest rate was to be 2.5% per annum higher than the otherwise applicable interest rate.

On the issuance date, the Senior Secured Notes were recorded in the consolidated balance sheet net of discount of $690, related to fees assessed by the lender at that time. The carrying value of debt was being accreted to the principal amount of the debt by charges to interest expense using the effective-interest method over the four-year term of the Senior Secured Notes to the maturity date. At December 31, 2011, the debt discount balance totaled $449. Accretion amounts recognized as interest expense during the nine months ended September 30, 2011 totaled $128.

The credit agreement required the Company to maintain financial covenants, one of which limited the Company’s maximum total leverage ratio (total indebtedness to earnings before interest, taxes, depreciation and amortization and certain other adjustments, as defined by the terms of the Senior Secured Notes agreement). The financial covenants would have become more restrictive in 2012 and 2013. In addition, the Company was required to maintain other affirmative, negative and financial covenants. The Company was not in compliance with certain of the covenants at December 31, 2011. However, the Company received a waiver of noncompliance from DE Shaw through May 31, 2012.

On May 10, 2012, the Company used proceeds from the $25,000 Term Loan of its Senior Secured Credit Facility to pay in full all amounts due under the Senior Secured Notes, including principal then remaining of $17,063, prepayment premium of $512 and accrued interest. As a result of the early repayment of the Senior Secured Notes, during the nine months ended September 30, 2012, the Company recorded a loss on extinguishment of debt of $934, comprised of the write-off of unamortized debt discount of $387 and unamortized deferred financing cost of $18, the prepayment premium of $512 paid in cash, and associated legal fees of $17.

Senior Secured Credit Facility

On May 10, 2012, the Company entered into a credit facility with Wells Fargo Capital Finance, LLC consisting of a $25,000 term loan (the “Term Loan”) and a $25,000 revolving line of credit (the “Revolving Credit Facility”), which expires on May 10, 2017 (collectively, the “Senior Secured Credit Facility”). The Senior Secured Credit Facility is collateralized by a senior first lien on all assets and property of the Company. The purpose of the Senior Secured Credit Facility was to repay the outstanding principal of the Senior Secured Notes, which was repaid on May 10, 2012 with proceeds of the $25,000 Term Loan, and to provide an additional source of liquidity to the Company. Borrowings under the Revolving Credit Facility are subject to drawdown limitations based on financial ratios of the Company. At September 30, 2012, the Company had borrowings outstanding under the Revolving Credit Facility of $8,286, which amount was repaid in full in October 2012.

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

(Unaudited)

The interest rate on the Term Loan and borrowings under the Revolving Credit Facility is either (a) LIBOR plus 3.5% per annum, but not less than 4.5% per annum, or (b) at our option, subject to certain conditions, base rate plus 2.5% per annum, but not less than 5.5% per annum. Principal due under the Term Loan is payable in quarterly installments commencing on December 31, 2012, with $313 due in 2012, $1,250 due in 2013, $1,406 due in 2014, $2,031 due in 2015, $2,500 due in 2016 and $17,500 due in 2017. All amounts borrowed under the revolving line of credit are due and payable on May 10, 2017; however, we have classified the $8,286 borrowings outstanding under this facility as of September 30, 2012 as a current liability because the full amount was paid in the subsequent quarter. Borrowings under the Senior Secured Credit Facility require a 1% prepayment penalty if the facility is terminated within the first twelve months of the agreement.

On the issuance date of May 10, 2012, the Term Loan was recorded in the consolidated balance sheet net of discount of $651, related to fees assessed by the lender at the time. The carrying value of this debt is being accreted to the principal amount of the debt by charges to interest expense using the effective-interest method over the five-year term of the Term Loan to the maturity date. At September 30, 2012, the debt discount balance totaled $593. Accretion amounts recognized as interest expense for the nine months ended September 30, 2012 totaled $58. On the issuance date, the Company also capitalized deferred financing costs of $494 related to third-party fees incurred in connection with the Senior Secured Credit Facility. These deferred costs are being amortized through charges to interest expense using the effective-interest method over the five-year term of the Senior Secured Credit Facility to the expiration date. At September 30, 2012, deferred financing cost recorded in other current assets and other assets (non-current) were $107 and $344, respectively, and totaled $451. Amortization amounts recognized as interest expense for the nine months ended September 30, 2012 totaled $43.

The Senior Secured Credit Facility contains financial covenants that, among other things, require the Company to maintain liquidity of at least $10,000, comprised of cash plus availability under borrowings, and limits the Company’s maximum total leverage ratio (total indebtedness with a maturity greater than twelve months to earnings before interest, taxes, depreciation and amortization and certain other adjustments, as defined by the terms of the Senior Secured Credit Facility agreement). The leverage ratio becomes more restrictive in each of 2012, 2013 and 2014. The Senior Secured Credit Facility also requires the Company to maintain other affirmative and negative covenants. The Company was in compliance with all such covenants as of September 30, 2012.

11. Income Taxes

The Company’s effective income tax rate for the three and nine months ended September 30, 2012 was 41.7% and 73.3%, respectively, on pre-tax income of $2,082 and $3,173, respectively. The effective tax rates for those periods were higher than the statutory Irish rate of 12.5% primarily due to the recording of interest and penalties associated with its uncertain tax positions and an increase in the valuation allowance for deferred tax assets related to certain Irish net operating loss carryforwards. The increase associated with these items was partially offset by the release of reserves for uncertain tax positions due to the expiration of a statute of limitations in the United Kingdom and research tax credits in Ireland.

The Company’s effective income tax rate for the three and nine months ended September 30, 2011 was 69.5% and 9.9%, respectively, on pre-tax income of $666 and $1,996, respectively. The effective tax rate for three months ended September 30, 2011 was higher than the statutory Irish rate of 12.5% primarily due to the recording of interest and penalties associated with its uncertain tax positions and an increase in the valuation allowance for deferred tax assets related to certain Irish net operating loss carryforwards. The effective income tax rate for the nine months ended September 30, 2011 was lower than the statutory Irish rate of 12.5% due primarily to losses being generated in jurisdictions that have a higher tax rate than the statutory Irish rate for which no valuation allowance was required as well as the release of certain reserves for uncertain tax positions in non-Irish jurisdictions, due to the expiration of a statute of limitations. Those benefits were partially offset by the recording of reserves for uncertain tax positions along with related interest and penalties as well as an increase to the valuation allowance for deferred tax assets related to certain Irish net operating loss carryforwards.

12. Redeemable Convertible Preferred Shares

The Company issued Series A redeemable convertible preferred shares with a €0.01375178 par value (the “Series A preferred shares”) in July 2008, issued Series B redeemable convertible preferred shares with a €0.01375178 par value (the “Series B preferred shares”) in July 2010, and issued Series C redeemable convertible preferred shares with a €0.01 par value (the “Series C preferred shares”) in November 2010 (collectively, the “Preferred Shares”). The Preferred Shares are classified outside of shareholders’ deficit because the shares contain redemption features that are not solely within the control of the Company.

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

(Unaudited)

Preferred Shares consisted of the following at September 30, 2012:

	Preferred Shares Authorized	Preferred Shares Issued and Outstanding	Redemption Value	Carrying Value	Ordinary Shares Issuable upon Conversion
Series A preferred shares	8,908,904	8,908,904	$40,001	$44,626	9,502,830
Series B preferred shares	6,150,095	6,150,095	19,004	18,579	4,100,063
Series C preferred shares	19,575,735	19,575,735	68,515	67,969	13,050,490

	34,634,734	34,634,734	$127,520	$131,174	26,653,383

As discussed in Note 2, upon the closing of the Company’s initial public offering on October 11, 2012, all of its outstanding redeemable convertible preferred shares converted into 26,653,383 ordinary shares. Until that time, the holders of the Preferred Shares had the following rights and preferences:

Voting and Other Rights

Each holder of Preferred Shares was entitled to vote together with the holders of ordinary shares and was entitled to the number of votes equal to the number of ordinary shares into which such series of preferred shares could convert on the date of record or the effective date of the vote. In addition, the consent of at least a majority of the holders of Preferred Shares, voting together as a single class, was required to effect certain changes to the Company’s debt and equity structure and to effect certain other events. The consent of at least 75% of the holders of each series of preferred shares was required to effect changes to the rights and preferences of that series, and a vote of at least a majority of holders of the Preferred Shares was required to permit the issuance of any class of shares.

The holders of Preferred Shares had, pro rata with the holders of ordinary shares, (i) the right of first refusal on the Company’s issuance of additional Preferred Shares or ordinary shares, (ii) the right of refusal on a holder’s sale of Preferred Shares or ordinary shares (following the Company’s right of first refusal), and (iii) the right to participate in any sale of ordinary shares (other than ordinary shares that were issued upon conversion of Preferred Shares) to a third-party purchaser, including the right to sell the same percentage of their Preferred Shares, on a fully converted basis, or ordinary shares as the holder who entered into the agreement with the third-party purchaser.

Dividends

The Preferred Shares had no specific dividend rights; however, if dividends were declared, then the holders of the Preferred Shares, participating on a fully converted basis, ranked equally with the holders of the ordinary shares with respect to those dividends.

Redemption

The Preferred Shares were redeemable at the option of the holders of at least a majority of the then outstanding shares of Preferred Shares, voting together as a single class on a fully converted basis. The Preferred Shares were redeemable in three annual installments, beginning on the date following the fourth anniversary of the original issue date of the Series C preferred shares (that is, on November 23, 2014) and ending on the date two years from such first redemption date at a price equal to the original issue price of $4.49 for Series A preferred shares, $3.09 for Series B preferred shares and $3.50 per share for Series C preferred shares (each, the “Original Issue Price”).

The difference between the aggregate amount initially recorded for each series of the Preferred Shares and the respective aggregate redemption value of each series of the Preferred Shares was being accreted to the redemption value of each series of Preferred Shares over the period from the date of issuance to the earliest redemption date using the effective-interest method. The issuance of the Series B preferred shares modified the original redemption date of the Series A preferred shares from July 24, 2013 to July 30, 2014. The issuance of the Series C preferred shares modified the redemption dates of both the Series A preferred shares and the Series B preferred shares from July 30, 2014 to November 23, 2014. Upon each change of the redemption date, the effective-interest calculation was adjusted such that the difference between the then carrying value of the Series A preferred shares and Series B preferred shares (as of the dates of the change) and their respective redemption values would be then accreted over the new redemption period to the earliest redemption date of November 23, 2014.

Conversion

Each preferred share was convertible at the option of the holder at any time and all preferred shares would mandatorily convert upon the vote of a majority of the holders of Preferred Shares, voting together as a single class on a fully converted basis. Each share of Preferred Shares was convertible into the number of fully paid ordinary shares as determined by dividing the respective

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

(Unaudited)

Preferred Shares Original Issue Price by the conversion price in effect at the time. The conversion price of the Series A preferred shares at issuance was $5.904116 and as of September 30, 2012 and December 31, 2011 was $4.209375. The conversion price of the Series B preferred shares at issuance and as of September 30, 2012 and December 31, 2011 was $4.635. The conversion price of the Series C preferred shares at issuance and as of September 30, 2012 and December 31, 2011 was $5.25. The Preferred Shares conversion prices were subject to adjustment in accordance with the Company’s Articles of Association for subsequent stock dividends, stock splits and other recapitalizations.

Liquidation Preference

In the event of any liquidation, dissolution or winding-up of the affairs of the Company, whether voluntary or involuntary, the holders of the then outstanding Preferred Shares had been entitled, before any payment is made to the holders of the ordinary shares, to receive an amount per share equal to $4.49 for Series A preferred shares, $3.09 for Series B preferred shares and $3.50 per share for Series C preferred shares (each, the “Liquidation Preference”). In the event that the assets to be distributed were not sufficient to permit payment in full of such liquidation payments, the entire assets of the Company would have been distributed ratably in proportion to the liquidation preference of the holders of the Preferred Shares. After the holders of the then outstanding Preferred Shares had been paid in full their liquidation payments, the remaining assets of the Company would have been distributed only to the holders of the ordinary shares on a pro rata basis. In the event of an acquisition or asset transfer, the holder of Preferred Shares would have been entitled to the distribution of proceeds equal to the greater of the Liquidation Preference or the consideration the holders would receive in a liquidation event had they exercised their conversion privilege immediately prior to such acquisition or asset transfer.

13. Deferred Shares

Deferred shares are non-voting, non-redeemable shares and carry no rights other than a lowest-priority right to share in the capital of the Company upon a winding-up or liquidation. The deferred shares were issued by the Company in order to ensure compliance with an Irish law requirement that no more than 90% of the issued share capital is redeemable and serve no other purpose.

14. Ordinary Shares

Each holder of ordinary shares is entitled to one vote per share. The holders of ordinary shares are not entitled to receive dividends unless declared by the board of directors. The voting, dividend and liquidation rights of the holders of ordinary shares are subject to and qualified by the rights and preferences of the holders of the Preferred Shares. No dividends have been declared through September 30, 2012.

15. Share-Based Awards

Stock option activity during the nine months ended September 30, 2012 was as follows:

	Number of Shares Under Option	Weighted Average Exercise Price
Outstanding at December 31, 2011	2,553,611	$3.11
Granted	936,977	$9.76
Exercised	(35,001)	$0.91
Forfeited and canceled	(90,344)	$5.19

Outstanding at September 30, 2012	3,365,243	$4.92

Vested and expected to vest at September 30, 2012	3,228,719	$4.82

Exercisable at September 30, 2012	1,555,925	$2.74

During the nine months ended September 30, 2012, the Company granted service-based stock options for the purchase of 496,027 ordinary shares with a grant-date fair value of $4.52 and granted performance-based stock options for the purchase of 440,950 ordinary shares with a grant-date fair value of $4.66. None of these performance-based stock options were vested as of September 30, 2012. The weighted average grant-date fair value of stock options granted was $4.59 per share for the nine months ended September 30, 2012.

The unrecognized compensation expense associated with stock options outstanding at September 30, 2012 was $6,152, which is expected to be recognized over weighted average period of 2.4 years.

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

(Unaudited)

The Company recognized share-based compensation expense from all awards in the following expense categories:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
Cost of subscription revenue	$44	$5	$94	$16
Sales and marketing	366	176	826	531
Research and development	53	37	135	109
General and administrative	441	331	818	971

Total	$904	$549	$1,873	$1,627

2012 Employee Share Purchase Plan

In September 2012, the Company’s Board of Directors adopted and its shareholders approved the 2012 Employee Share Purchase Plan, which became effective upon the closing of Company’s IPO in October 2012. The 2012 Employee Share Purchase Plan authorizes the issuance of up to 400,000 ordinary shares to participating employees.

All employees who have been employed for at least 30 days and whose customary employment is for more than 20 hours per week are eligible to participate in the 2012 Employee Share Purchase Plan. Any employee who owns 5% or more of the voting power or value of ordinary shares is not eligible to purchase shares under the 2012 Employee Share Purchase Plan. The Company will make one or more offerings each year to its employees to purchase shares under the 2012 Employee Share Purchase Plan. The first offering will begin during 2013 and subsequent offerings will usually begin on each May 1 and November 1 and will continue for six-month periods, referred to as offering periods. Each eligible employee may elect to participate in any offering by submitting an enrollment form at least 15 days before the relevant offering date.

Each employee who is a participant in the 2012 Employee Share Purchase Plan may purchase shares by authorizing payroll deductions of up to 15% of his or her base compensation during an offering period. Unless the participating employee has previously withdrawn from the offering, his or her accumulated payroll deductions will be used to purchase ordinary shares on the last business day of the offering period at a price equal to 85% of the fair market value of the ordinary shares on the first business day or the last business day of the offering period, whichever is lower, provided that no more than 2,500 ordinary shares may be purchased by any one employee during each offering period. Under applicable tax rules, an employee may purchase no more than $25,000 worth of ordinary shares, valued at the start of the purchase period, under the 2012 Employee Share Purchase Plan in any calendar year.

The accumulated payroll deductions of any employee who is not a participant on the last day of an offering period will be refunded. An employee’s rights under the 2012 Employee Share Purchase Plan terminate upon voluntary withdrawal from the plan or when the employee ceases employment with us for any reason.

The 2012 Employee Share Purchase Plan may be terminated or amended by the Board of Directors at any time. An amendment that increases the number of ordinary shares that are authorized under the 2012 Employee Share Purchase Plan and certain other amendments require the approval of the Company’s shareholders.

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

(Unaudited)

16. Net Income per Share

Basic and diluted net income per share attributable to ordinary shareholders was calculated as follows for the three and nine months ended September 30, 2012 and 2011:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
Basic net income per share attributable to ordinary shareholders:
Numerator:
Net income	$1,214	$203	$848	$1,799
Accretion of redeemable convertible preferred shares to redemption value	(113)	(112)	(336)	(333)
Net income attributable to participating securities	(1,041)	(86)	(484)	(1,388)

Net income (loss) attributable to ordinary shareholders	$60	$5	$28	$78

Denominator:
Weighted average ordinary shares outstanding—basic	1,523,818	1,497,150	1,514,673	1,497,150

Net income per share attributable to ordinary shareholders—basic	$0.04	$0.00	$0.02	$0.05

Diluted net income per share attributable to ordinary shareholders:
Numerator:
Net income	$1,214	$203	$848	$1,799
Accretion of redeemable convertible preferred shares to redemption value	(113)	(112)	(336)	(333)
Net income attributable to participating securities	(995)	(84)	(466)	(1,365)

Net income attributable to ordinary shareholders—diluted	$106	$7	$46	$101

Denominator:
Weighted average ordinary shares outstanding—basic	1,523,818	1,497,150	1,514,673	1,497,150
Dilutive effect of ordinary share equivalents	1,304,407	633,450	1,141,848	466,830

Weighted average ordinary shares outstanding—diluted	2,828,225	2,130,600	2,656,521	1,963,980

Net income per share attributable to ordinary shareholders—diluted	$0.04	$0.00	$0.02	$0.05

Stock options for the purchase of 351,613 and 55,478 weighted average shares for the three months ended September 30, 2012 and 2011, respectively, and 462,140 and 18,696 for the nine months ended September 30, 2012 and 2011, respectively, were excluded from the computation of diluted net income per share attributable to ordinary shareholders because those options had an antidilutive impact due to their exercise prices being greater than the average fair value of the Company’s ordinary shares for those periods.

17. Commitments and Contingencies

Lease Commitments

The Company leases its office space under non-cancelable operating leases, some of which contain payment escalations. The Company recognizes rent expense on a straight-line basis over the non-cancelable lease term and records the difference between cash rent payments and rent expense recognized in the consolidated statements of operations as accrued rent within accrued expenses (current) and other liabilities (non-current). The Company also leases office equipment under operating leases that expire at various dates through 2014.

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

(Unaudited)

Future minimum lease payments under non-cancelable operating and capital leases at September 30, 2012 are as follows:

Years Ending December 31,	Operating Leases	Capital Leases	Total
Remaining 2012	$348	$100	$448
2013	1,414	400	1,814
2014	1,458	247	1,705
2015	1,445	—	1,445
2016	1,465	—	1,465
Thereafter	3,492	—	3,492

Total	$9,622	747	$10,369

Less amount representing interest		(58)

Present value of minimum lease payments		$689

Data Center Agreements

The Company has agreements with various vendors to provide specialized space and services for the Company to host its software application. Future minimum payments under non-cancelable data center agreements at September 30, 2012 totaling $3,680, of which $404, $1,511, $1,217, and $548 will become payable in the years ending December 31, 2012, 2013, 2014 and 2015, respectively.

Purchase Commitments

As of September 30, 2012, the Company had non-cancelable purchase commitments related to telecommunications, subscription fees for third-party data (such as Internet maps) and subscription fees for software services totaling $3,146, of which $652, $1,330, $761 and $403 will become payable in the years ending December 31, 2012, 2013, 2014 and 2015, respectively.

Indemnification Agreements

In the ordinary course of business, the Company may provide indemnifications of varying scope and terms to customers, vendors, lessors, business partners, and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements, from services to be provided by the Company, or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with members of its board of directors and certain of its officers that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, the Company has not incurred any material costs as a result of such indemnifications. The Company does not believe that the outcome of any claims under indemnification arrangements will have a material effect on its consolidated financial position, results of operations or cash flows, and it has not accrued any liabilities related to such obligations in its consolidated financial statements as of September 30, 2012 and December 31, 2011.

Litigation

From time to time, the Company may become subject to legal proceedings, claims and litigation arising in the ordinary course of business. In addition, the Company may receive notification alleging infringement of patent or other intellectual property rights. The Company is not a party to any material legal proceedings, nor is the Company aware of any pending or threatened litigation, that, in its opinion, would have a material adverse effect on its business or its consolidated financial position, results of operations or cash flows should such litigation be resolved unfavorably. The Company accrues contingent liabilities when it is probable that future expenditures will be made and such expenditures can be reasonably estimated.

In 2011, the Company was sued by PJC Logistics, LLC in a patent-infringement case (PJC Logistics, LLC v. Fleet Management Solutions, Inc. et al, Civil Action No. 03:11-cv-815) (United States District Court for the Northern District of Texas). The complaint alleges that the Company has infringed U.S. Patent No. 5,223,844 entitled “Vehicle Tracking and Security System.” PJC Logistics, LLC is seeking damages rather than an injunction. The case has been consolidated in the District of Minnesota for discovery and pretrial purposes with cases brought by PJC Logistics, LLC against four other defendants on the same patents (Case No. MDL 11-2249 (DFW/SER)). The Company believes that a loss in this claim is reasonably possible, but it is unable to estimate a range of loss as the Company is continuing to investigate the claim. While the outcome of this matter cannot be predicted with certainty, the Company does not believe that this litigation will have a material adverse effect on its business or on its consolidated financial position, results of operations or cash flows.

FLEETMATICS GROUP PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

(Unaudited)

On August 14, 2012, a putative class action complaint was filed in the Sixth Judicial Circuit in Pinellas County, Florida, entitled U.S. Prisoner Transport, et. al. v. Fleetmatics USA, LLC, et. al., Case No. 1200-9933 CI-20. The complaint seeks certification of a putative class of all individuals and businesses residing in Florida who spoke with any representatives of the Company’s offices in Florida on the telephone and had their conversations recorded without their consent or advance notice, from the date of the earliest recording by the Company through the present. The complaint alleges that the Company recorded telephone conversations with plaintiffs in violation of Florida Statutes Section 934.03. The complaint seeks statutory damages, injunctive relief, attorney fees, costs and interest. Florida statutes 934.10 permits an aggrieved person to recover “liquidated damages computed at the rate of $100 a day for each day of violations, or $1,000, whichever is higher.” The Company moved the case to the United States District Court for the Middle District of Florida. The Company moved to dismiss the complaint on September 30, 2012. The plaintiffs filed an amended complaint on October 4, 2012, adding a charge that Fleetmatics used and disclosed the personal information of persons whose calls were allegedly recorded. Fleetmatics filed a motion to dismiss the amended complaint on October 18, 2012. Plaintiffs filed an opposition to the Fleetmatics’ motion to dismiss on November 2, 2012. This matter is in its very early stages. As a result, the Company is not able to assess whether or not a loss is probable or to estimate the reasonably possible or probable amount of any loss. There can be no assurance that this matter will not have a material adverse effect on the Company’s business, operating results or financial condition.

Management Services Agreement

The Company was party to a Management Services Agreement that would have required the Company to make payments of up to $15,000 through 2014 if certain performance targets were achieved (see Note 19). On August 20, 2012, the Company paid Privia an aggregate of $7,800 in full satisfaction of all present and future amounts that are payable by the Company under the agreement.

19. Related Party Transactions

In 2010, the Company entered into a consulting and non-compete agreement (the “Management Services Agreement”) with Privia Enterprises Limited (“Privia”), a company controlled by certain of the Company’s former shareholders and members of its board of directors, one of whom continued to serve as a member of the Company’s board of directors as of December 31, 2011. Pursuant to this agreement, in exchange for consulting services to be performed by Privia, the Company agreed to pay Privia up to $15,000 in three separate installments if the Company sold a specified number of subscriptions, measured by unit installations, during each of the twelve months ending March 31, 2012, 2013 and 2014. These payments would be made after the conclusion of each measurement period and were scheduled to be paid as follows: $3,000 for the twelve months ending March 31, 2012, $5,000 for the twelve months ending March 31, 2013 and $7,000 for the twelve months ending March 31, 2014. The Company accrued for these payments during each of these three periods as the Company expected to sell the number of units that would have required it to make this payout in full. We recorded expense of $5,303 and $1,658 for the nine months ended September 30, 2012 and 2011, respectively, in relation to this agreement. As of September 30, 2012 and December 31, 2011, we had accrued $0 and $4,247, respectively, for these future payments. On August 20, 2012, we paid Privia an aggregate of $7,800 in full satisfaction of all present and future amounts that are payable by us under the Management Services Agreement.

In 2006, in connection with the early exercise of stock options into 466,666 restricted ordinary shares, the Company received a full recourse note receivable from its Chief Executive Officer denominated in euros (totaling the equivalent of $106 at the issuance date of the note) and collateralized by the 466,666 restricted ordinary shares held by the officer. Interest on the note was payable annually at a rate of 6% per annum. As the note receivable was recourse in nature, the note receivable plus accrued interest was reported in the Company’s consolidated balance sheets from 2006 to December 31, 2010 as a component of shareholders’ deficit. During 2011, the officer repaid the principal balance of the note and accrued interest in full as scheduled, and as of December 31, 2011, no amount remained outstanding.

20. Subsequent Events

For its interim consolidated financial statements as of September 30, 2012 and for the nine months then ended, the Company evaluated subsequent events through November 13, 2012, the date on which those consolidated financial statements were issued.